 SharePrice: $1.00



Welcome to Bia Fund!

Join us in **making a difference** with environmentally conscious investments

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We fund projects that build communities

We back innovative projects that enhance the **economy**, **environment**, and **communities** in underserved areas.

Our team is a powerhouse of experts in anti-poverty initiatives, project finance, renewable energy, and sustainable development. Together, we make these visionary projects a reality through collaboration, expertise, and funding.

envision—one step at a time.

Invest in creating a sustainable future we can all be proud of! Your involvement matters, and we're excited to have you on board.

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Our Approach

Project Focus

Bia Fund invests in projects that align with the **United Nations sustainable development goals**.

Accessibility

Investors can join our movement for as **little as $500**. We invite everyone to **Invest for Impact** with our expertly sourced and vetted projects.

Strategy

Bia Fund takes a majority position in each project so as to ensure its continued compliance with our sustainable development goals.

Bia Fund is a registered benefit corporation which means prioritizing **sustainable development goals** is a fundamental commitment stated in our corporate by-laws.

Community-Centered

Bia Fund invests in projects that directly benefit, and center, low-to-moderate income communities.

Identifiable Community Needs: Each project receiving funding from Bia will be **fully vetted by our team of experts** and meet identifiable community needs.

Community Support: Each project must also have the **backing and support of the communities** they are intended to serve.

Business Model

Bia Fund business model brings much needed change to the project finance landcape.

projects to low-and-moderate income neighborhoods; places that often receive less than their fair share of investment.

Income Disparities and Climate Change:

Disproportionate Community Impact

The Problem

- **Funding for projects that benefit/low and income communities is often not readily available at a reasonable cost.**
- **Selecting projects to invest in can be complex and time consuming, especially in projects that require expertise across multiple disciplines.**
- **Communities all over the United States, especially those that are underfunded, lack access to the latest sustainable solutions. This leaves them more vulnerable to the increasingly severe impacts of climate change.**
- **Outdated infrastructure is a critical concern, impacting everything from water supply to energy efficiency**

- Bia Fund leverages crowdfunding rather than relying on traditional banks and lending institutions. This approach enables us to provide more competitive financing to projects that benefit both the economy, environment and surrounding community
- The experienced team at Bia Fund is committed to navigating the complex realm of project finance on your behalf. Comprising experts in project finance, community development and project management, we can expedite project timelines while ensuring active community participation.
- Imagine being part of a movement that transforms communities by providing sustainable solutions and essential resources that empower its residents. Your investment will play a pivotal role in creating a healthier future for us all.
- Bia Fund projects are not just about profit, we are committed to democratizing sustainability. We focus on reducing or offsetting carbon emissions, supporting clean transportation, using sustainable materials, and strengthening climate resilience through green energy solutions. Your investment can help drive these positive changes.

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Bia Fund Process

Bia Fund invests project-by-project in the neighborhoods that need it most. Each project is vetted by the Bia management team to ensure it meets sustainable development criteria and can deliver positive long term returns to investors.



Identify

Bia's relationships help us identify low-to-moderate income (LMI) communities that would benefit from non-traditional financing.

Bia invests in projects that meet community needs and have community support.

Review

The Bia team applies their deep business experience to vet the projects' business plans, long term viability, cash flows and profitability

We invest in projects that meet the United Nations' sustainable development definitions and goals.

Capitalization

Bia Fund will become a managing member and will have controlling interest in the project.

We will see the project through all phases of its lifecycle from design, build, implementation, capitalization, support and completion.

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Bia Fund's Focus Area:

Strategically targeting underserved communities that are most affected by structural inequaliti allows our team to identify and focus on projects that can have the most impact on those communities, with the first step being identifying the specific burdens in those communities.

Health Burden: Average Asthma Rat

Alabama	6.8	0.97
Alaska	5.9	1.08
Arizona	6.9	1.45
Arkansas	7.8	1.57

Rental Housing Burden: Severe
Severe Burden = 50% of Total Income on Housing Cost

Energy Burden

Percentage of Total Rooftop Solar Installations
Below150% Federal Poverty Level


Legend
4.2% - 6%
6.1% - 7.9%
8% - 9.7%
9.71% - 11.6%

Source: https://www.cdc.gov/asthma/most_recent_data_states.htm



Reasons to Invest

Thereis an urgent need for sustainable solutions within underserved communities

- **You believe empowering low-to-moderate income communities through sustainable development demands ongoing commitment through collaborative effort.**
- **You want to participate in an alternative financial model that empowers small-dollar impact investors to champion their selected causes.**
- **You understand that regulators are adapting to increased market demand and want to help drive mainstream adoption of greener energy options.**
- **You want to join a movement that provides investor transparency, giving you a clear understanding of**

 SharePrice: $1.00

Leadership Team

Bia is proud to be led by an all-female and ethnically diverse board of directors that works har change lives through collective, values-based financing. The Bia Board of Directors has decade combined experience working with public, private and nonprofit sectors to support and create for our most vulnerable communities.



Laura Miranda-Browne

Board Director
President & CEO

After more than 15 years in the international art world, Laura made a surprising career shift to focus on energy, sustainability, and social justice. With a background in starting businesses and solving unnoticed problems, Laura is uniquely equipped to lead Bia. Her experience as an executive at Sotheby's and COO of a renowned contemporary artist's studio allows her to merge problem-solving abilities with a vision for a sustainable future in collaboration with local communities

 Share Price $1.00

Lynne Algrant

Board Director
Chief Operating Officer

An award-winning anti-poverty leader across numerous high-impact organizations with deep relationships across community stakeholders in New Jersey; former elected official; sought-after consultant on leadership effectiveness.





Pam Frank

Board Director
Chief Sustainable Development Officer

With over 25 years of experience in sustainability issues, Pam currently works on projects and policy in the areas of solar energy, offshore wind, storage, and electric vehicles, and has built long-standing, meaningful, and trusted relationships with stakeholders across the sustainable development world.

Isabel Miranda

Board Director

A founding and managing partner of Pearlman & Miranda. Prior to the firm's founding, she was the CEO of Heritage Family Wealth Consulting and the managing partner of a solo law practice. In her long career, Ms. Miranda has also served in executive roles across various corporations and on many non-profit and governmental boards.



Other Officers



Bill McNamara

Chief Investment Officer

Bill is the President of EcoEnergy LLC, focusing on renewable energy projects. With internationa experience at GE Power in China and an academic background from Johns Hopkins and RPI, Bill offers a unique blend of expertise in the renewable energy domain.

Robert Moore

Chief Financial Officer

Robert plays a pivotal role at Greater Bergen Community Action, managing fiscal affairs for over two decades. He's been instrumental in various community-focused financial initiatives, showcasing his talent in leveraging resources to empower and change lives.





Stephen B. Pearlman

Interim Chief Public Benefits Officer

Stephen, a founding partner of Pearlman & Miranda, is known for his innovative finance solutions, from Renewable Energy Law to social investment law. With a storied legal career and

FormC | SharePrice $1.00 | Offering Amount $5M | Min. Investment $500.00 | SharePrice $1.00



Make an Impact!

Build Sustainable Communities for Our Future!

Invest in Bia Fund and take part in expertly sourced and vetted projects addressing genuine community needs. Your support can unlock the potential of underserved communities, enabling them to thrive.

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F.A.Q

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Investing in innovative projects focused on improving the economy, environment and community within historically under-invested neighborhoods and places.

Get in Touch

Bia Fund
110 Edison Place Suite 310
Newark, NJ 07102

(646) 766-9701
info@biafund.com

IMPORTANT NOTICE

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF BIA IMPACT FUND AND THE TERMS OF THE OFFERING,
THE MERITS AND RISKS INVOLVED. ALL INVESTORS SHOULD READ THE OFFERING MEMORANDUM PROVIDED IN CONJUNCTION WITH THIS OFFERING. INVEST
OPPORTUNITIES POSTED ON THIS WEBSITE ARE SPECULATIVE, ILLIQUID AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIR
INVESTMENT. BIA IMPACT FUND IS NOT A BROKER/DEALER, DOES NOT OFFER INVESTMENT ADVICE OR RECOMMENDATIONS WITH RESPECT TO ANY SECU
THIS OFFERING UNDER REGULATION CROWDFUNDING IS BEING CONDUCTED THROUGH ANDES CAPITAL GROUP, LLC ("ANDES CAPITAL"), MEMBER OF THE
FINANCIAL INDUSTRY REGULATORY AUTHORITY ("FINRA"). ALL SECURITIES POSTED ON THIS WEBSITE ARE OFFERED BY, AND ALL INFORMATION INCLUDED ON THIS
SITE IS THE RESPONSIBILITY OF, BIA IMPACT FUND. ANDES CAPITAL CANNOT VERIFY THE ADEQUACY, ACCURACY OR COMPLETENESS OF ANY INFORMATION.
NEITHER ANDES CAPITAL NOR ANY OF ITS OFFICERS, DIRECTORS, AGENTS, AND EMPLOYEES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, OF ANY KIND
WHATSOEVER RELATED TO THE ADEQUACY, ACCURACY OR COMPLETENESS OF ANY INFORMATION ON THIS SITE OR THE USE OF INFORMATION ON THIS SITE
ANDES CAPITAL, IS A BROKER-DEALER REGISTERED WITH THE SEC AND MEMBER FINRA / SIPC. FINRA 'S BROKERCHECK. BIA IMPACT FUND AND ANDES C
ARE INDEPENDENT AND UNAFFILIATED ENTITIES.

FORWARD-LOOKING STATEMENTS

ALL STATEMENTS, OTHER THAN STATEMENTS OF HISTORICAL FACT, CONTAINED ON THIS WEBSITE CONSTITUTE "FORWARD-LOOKING STATEMENTS" AND ARE
BASED ON THE REASONABLE EXPECTATIONS, ESTIMATES, AND PROJECTIONS OF BIA IMPACT FUND (THE "COMPANY") AND THE COMPANY'S MANAGEME
THE DATE OF LAUNCHING THIS WEBSITE. THE WORDS "PLANS," "EXPECTS," OR "DOES NOT EXPECT," "IS EXPECTED," "BUDGET," "ANTICIPATES", "SCHEDULED,"
"ESTIMATES," "FORECASTS," "INTENDS," "ANTICIPATES," OR "DOES NOT ANTICIPATE," OR "BELIEVES," OR VARIATIONS OF SUCH WORDS AND PHRASES OR
STATEMENTS THAT CERTAIN ACTIONS, EVENTS OR RESULTS "MAY," "COULD," "WOULD," "MIGHT," "WILL" OR "WILL BE TAKEN," "OCCUR" OR "BE ACHIEVED" AND
SIMILAR EXPRESSIONS IDENTIFY FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS INCLUDE, WITHOUT LIMITATION, STATEMENTS RE
OUR PROJECTED NUMBER OF SALES, REVENUES, VALUATION, INVESTMENT RETURNS, EXPECTED CUSTOMER DEMAND, AND THE COMPANY'S BUSINESS STRATEGY
FORWARD-LOOKING STATEMENTS ARE NECESSARILY BASED UPON A NUMBER OF ESTIMATES AND ASSUMPTIONS THAT, WHILE CONSIDERED REASONABLE BY THE
COMPANY'S MANAGEMENT AS OF THE DATE OF SUCH STATEMENTS, ARE INHERENTLY SUBJECT TO SIGNIFICANT BUSINESS, ECONOMIC AND COMPETIT
UNCERTAINTIES, AND CONTINGENCIES. THE ESTIMATES AND ASSUMPTIONS CONTAINED ON THIS WEBSITE, WHICH MAY PROVE TO BE INCORRECT, INCLUDE BUT
ARE NOT LIMITED TO, THE VARIOUS ASSUMPTIONS OF THE COMPANY SET FORTH HEREIN. KNOWN AND UNKNOWN FACTORS COULD CAUSE THE ACTUAL RESULTS
TO DIFFER MATERIALLY FROM THOSE PROJECTED IN THE FORWARD-LOOKING STATEMENTS. SUCH FACTORS INCLUDE, BUT ARE NOT LIMITED TO, OUR SUCCESS IN
RAISING CAPITAL THROUGH OUR REGULATION CF OFFERING, OUR PROJECTED TIME FRAMES, CHANGES IN DEMAND, INDUSTRY COMPETITION, LEGISLATIVE,
FISCAL, AND REGULATORY DEVELOPMENTS, ECONOMIC AND FINANCIAL MARKET CONDITIONS. MORE INFORMATION ON THE FACTORS, RISKS, AND UNCERTAINT
THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES IS INCLUDED IN OUR FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLU
THE "RISK FACTORS" SECTIONS OF OUR OFFERING STATEMENT ON FORM C. MANY OF THESE UNCERTAINTIES AND CONTINGENCIES CAN AFFECT THE C
ACTUAL RESULTS AND COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED IN ANY FORWARD-LOOKING STATEMEN
MADE BY OR ON BEHALF OF THE COMPANY. THERE CAN BE NO ASSURANCE THAT FORWARD-LOOKING STATEMENTS WILL PROVE TO BE ACCURATE, AS ACTUAL
RESULTS AND FUTURE EVENTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN SUCH STATEMENTS. ALL OF THE FORWARD-LOOKING STATEMENTS MADE
ON THIS WEBSITE ARE QUALIFIED BY THESE CAUTIONARY STATEMENTS. THESE FACTORS ARE NOT INTENDED TO REPRESENT A COMPLETE LIST OF THE
THAT COULD AFFECT THE COMPANY. THE COMPANY DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEME
EXCEPT TO THE EXTENT REQUIRED BY APPLICABLE LAW OR REGULATION. THE INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE
...ING STATEMENTS AS THEY ARE MEANT FOR ILLUSTRATIVE PURPOSES AND DO NOT REPRESENT GUARANTEES OF FUTURE RESULTS, LEVELS OF AC
...RMANCE, OR ACHIEVEMENTS. THE MANAGERS HAVE DEVELOPED A BUSINESS PLAN TO GROW THE COMPANY. HOWEVER, WE SUGGEST INVESTORS
...ULLY READ OUR OFFERING CIRCULAR AND UNDERSTAND THE RISKS ASSOCIATED WITH INVESTING IN AN EARLY-STAGE COMPANY

REFUND POLICY

FormC | | SharePrice: $1.00 | Offering Amount: $5M | Min. Investment: $500.00 | SharePrice: $1.00